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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 30931

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pace Capital Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

950 Third Avenue , 32ND FL.
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jonathan Fassberg
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cornick, Garber & Sandler, LLP
(Name – *if individual, state last, first, middle name*)

825 Third Avenue	New York	NY	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/27/14

OATH OR AFFIRMATION

I, Paul Kreindler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pace Capital Corp., as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS

Signature

PRESIDENT

Title

Notary Public

WILLIAM J. DOBIE
Notary Public, State of New York
No. 02DO6263967
Qualified in Kings County
Commission Expires June 25, 20 16

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

[X] (o) Independent Auditors' Report on Internal Control Structure

[X] (p) Statement of Cash Flows

PACE CAPITAL CORP.

FINANCIAL REPORT

AND

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE

DECEMBER 31, 2013

PACE CAPITAL CORP.

FINANCIAL REPORT

DECEMBER 31, 2013

INDEX

Independent Auditors' Report

BOARD OF DIRECTORS
PACE CAPITAL CORP.

Report on the Financial Statement

We have audited the accompanying financial statements of PACE CAPITAL CORP. which comprise the statement of financial condition as at December 31, 2013, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Cornick, Garber & Sandler, LLP
825 Third Avenue, New York, NY 10022-9524 T 212.557.3900 F 212.557.3936
50 Charles Lindbergh Blvd., Uniondale, NY 11553-3600 T 516.542.9030 F 516.542.9035
cgscpa.com

Independent Auditors' Report

BOARD OF DIRECTORS
PACE CAPITAL CORP.

Page Two

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pace Capital Corp. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Other Legal and Regulatory Requirements
Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cornick, Garber + Sandler, LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 20, 2014

PACE CAPITAL CORP.

STATEMENT OF FINANCIAL CONDITION

AS AT DECEMBER 31, 2013

ASSETS

Cash	$	38,427
Due from FINRA		1,921
Prepaid expenses		991
TOTAL	$	41,339

LIABILITIES

Accrued expenses	$	4,059

STOCKHOLDER'S EQUITY

Common stock - no par value; authorized 200 shares; issued and outstanding 10 shares at stated value	$	5,000
Additional paid-in capital		24,000
Retained earnings		8,280
Total stockholder's equity		37,280
TOTAL	$	41,339

The notes to financial statements are made a part hereof.

PACE CAPITAL CORP.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2013

Commission income		**$ 5,916**
Administrative service income		**13,500**
Interest and other income		**12**
Total revenues		**19,428**
Expenses:		
Commissions	**$ 12,000**	
Dues and fees	**1,016**	
Accounting	**3,900**	
Insurance	**659**	
Outside services	**500**	**18,075**
Income before income taxes		**1,353**
Income taxes		**860**
NET INCOME		**$ 493**

The notes to financial statements are made a part hereof.

PACE CAPITAL CORP.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2013

	Common Stock		Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
	Shares	Amount			
Balance - January 1, 2013	10	$ 5,000	$ 24,000	$ 7,787	$ 36,787
Net Income				493	493
Balance - December 31, 2013	10	$ 5,000	$ 24,000	$ 8,280	$ 37,280

The notes to financial statements are made a part hereof.

PACE CAPITAL CORP.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2013

INCREASE (DECREASE) IN CASH	
Cash flows from operating activities:	
Net Income	$ 493
Adjustments to reconcile results of operations to net cash effect of operating activities:	
Net decrease in due from FINRA	1,001
Net increase in prepaid expenses	(45)
Net increase in accrued expenses	702
Total adjustments	1,658
Net cash used for operating activities - NET INCREASE IN CASH	2,151
Cash - January 1, 2013	36,276
CASH - DECEMBER 31, 2013	$ 38,427
Supplemental disclosure:	
Cash paid for income taxes	$ 858

The notes to financial statements are made a part hereof.

NOTE A - Principal Business Activity and Summary of Significant Accounting Policies

Organization

Pace Capital Corp. is a registered broker-dealer of securities with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company's commission income, which is recognized on the accrual basis when earned, has been derived from the sale of and fees related to three mutual fund organizations. The Company provides administrative support services to registered representatives for fees of $500 or $1,000 a month for each representative. The Company operates on the premises of its parent corporation and receives certain additional administrative support from the parent, for which no charges are made to the Company.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from the estimates.

Cash

The Company maintains its cash at a single banking institution which is insured by the Federal Deposit Insurance Corporation up to $250,000. At December 31, 2013, the Company has no exposure to significant cash risk.

Income Taxes

The provision for income taxes is comprised of state and local minimum taxes. At December 31, 2013, the Company has a net loss carryforwards of $3,851 to offset future taxable income which may be earned through 2031.

(Continued)

PACE CAPITAL CORP.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31,2013

NOTE A - Principal Business Activity and Summary of Significant Accounting Policies (Continued)

Income Taxes (Continued)

The Company has recorded a valuation allowance equal to the deferred tax asset resulting from the net operating loss. The valuation allowance is due to the uncertainty of the Company being able to use this benefit to offset future taxable income. The Company will periodically evaluate the likelihood of realizing the benefit of such asset and will adjust such amount, accordingly, based on those results. The Company's income tax returns have not been examined by the taxing authorities in recent years. Years ended December 31, 2010, 2011 and 2012 remain open to examination by federal, state and local tax authorities.

NOTE B - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital, as defined, equal to the greater of $5,000 or 6⅔% of aggregate indebtedness, as defined. At December 31, 2013, the Company had net capital less deductions for nonallowable assets of $28,254, which was $23,254 in excess of the net required minimum capital of $5,000. The ratio of aggregate indebtedness to net capital was .144 to 1 at December 31, 2013.

NOTE C - Commission Income

Three funds accounted for the Company's commission income in 2013, with the largest fund accounting for 40% of the total.

NOTE D - Commission Expense

The commission expense for the year ended December 31, 2013 was paid to an officer and shareholder of the Company's parent.

NOTE E - Due from FINRA

As of December 31, 2013, $1,921 was being held by FINRA in their Daily Account Balance, representing payments made by the Company which may be refunded to the Company or used to pay future registration fees to FINRA.

SCHEDULE 1

PACE CAPITAL CORP.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AT DECEMBER 31, 2013

Net Capital:		
Capital stock		$ 5,000
Additional paid-in capital		24,000
Retained earnings		8,280
Total stockholder's equity before nonallowable assets		37,280
Deductions (nonallowable assets)		
Cash checking account	$8,035	
Prepaid Expenses	991	
Total nonallowable assets		(9,036)
Net capital		28,254
Minimum net capital required		5,000
Excess net capital		$ 23,254

Capital Ratio:

Aggregate indebtedness to net capital	.144 to 1

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2013)

Net capital as reported in Company's Part IIA (unaudited FOCUS Report	$36,989
Adjustment to unallowable assets	(8,035)
Adjustment to expenses	(700)
Balance- December 31, 2013 (as above)	$28,254

PACE CAPITAL CORP.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934

AT DECEMBER 31, 2013

The Company does not carry any customer accounts and is exempt from Securities and Exchange Rule 15c-3-3 under paragraph (k)(2)(i).

To the Board of Directors
Pace Capital Corp.
950 Third Avenue, 32nd Floor
New York, New York 10022

In planning and performing our audit of the financial statements and supplemental schedule of Pace Capital Corp. (the "Company") as of and for the year ended December 31, 2013 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Cornick Garber Sandler
Certified Public Accountants & Advisors

To the Board of Directors
Pace Capital Corp.
950 Third Avenue, 32nd Floor
New York, New York 10022

Page Two

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, as discussed below, we identified deficiencies in internal control that we consider to be material deficiencies.

At present, the shareholder of the Company's parent corporation is its sole employee and performs all functions of the broker-dealer including the preparation of all financial statements and regulatory filings with the SEC. The Company currently does not engage any outside consultants to review its regulatory filings. This is a material deficiency in the Company's internal control due to the potential for a misstatement to occur and not be prevented or detected on a timely basis. In this connection, we noted that the Company's quarterly FOCUS reports for the year ended December 31, 2013 were incorrectly prepared because they failed to recognize a nonallowable asset as a deduction from net capital. However, these deficiencies did not affect the Company's ability to remain in compliance with its net capital and aggregate indebtedness requirements throughout the reporting period.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Cornick, Garber + Sandler, LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 20, 2014

Cornick, Garber & Sandler, LLP
825 Third Avenue, New York, NY 10022-9524 T 212.557.3900 F 212.557.3936
50 Charles Lindbergh Blvd., Uniondale, NY 11553-3600 T 516.542.9030 F 516.542.9035 cgscpa.com